Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 26, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 26, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

From the Lab to the Grid: General Fusion Signs a Framework to Bring Fusion Power to Italy

NEWS PROVIDED BY

Equity Insider

Jun 26, 2026, 08:50 ET

Issued on behalf of General Fusion Inc.

Days after reporting a key plasma-heating result, General Fusion announced a milestone-based framework agreement with Italian renewable-energy company Renexia to pursue the siting, development, and construction of commercial Magnetized Target Fusion power plants in Italy, as it moves toward going public on Nasdaq under the proposed symbol "GFUZ."

NEW YORK, June 26, 2026 /PRNewswire/ -- Equity Insider News Commentary, There is a wide gap between working to prove a technology and building a business around it. On June 24, 2026, General Fusion Inc. ("General Fusion") took a visible step across that gap, announcing a framework agreement with Renexia S.p.A. to advance the commercial deployment of its fusion energy technology in Italy.

Key Takeaways

•	General Fusion Inc. and Renexia S.p.A. — a Toto Group company specializing in renewable energy — signed a framework agreement to advance the commercial deployment of General Fusion's Magnetized Target Fusion ("MTF") technology in Italy.

•	The deal sets a milestone-based, multi-phase path — beginning with site evaluation and selection, then commercial opportunities, offtake agreements, permitting, and construction of one or more MTF power plants. Site-feasibility work is expected to begin immediately, while a definitive agreement for the first phase is negotiated.

•	It is the company's second major announcement in days, following its Lawson Machine 26 ("LM26") compressional plasma-heating result, and highlights progress on the path towards commercial market development.

•	The news lands as General Fusion prepares to go public via a proposed business combination with Spring Valley Acquisition Corp. III (Nasdaq: SVAC), with a shareholder vote set for July 6, 2026, and proposed Nasdaq tickers "GFUZ" / "GFUZW."

A Deal About Deployment, Not Just Physics

Renexia is a Toto Group company specializing in the development and operation of energy infrastructure, with a strong focus on renewable-energy projects — and, through its subsidiary US Wind, experience developing offshore wind on the U.S. East Coast. Crucially, Renexia is not a new acquaintance: it is already a member of General Fusion's Market Development Advisory Committee, the group that guides the design of a practical MTF power plant. The framework agreement deepens a multi-year relationship rather than starting a cold one.

What the Agreement Actually Commits To

The structure is deliberately staged. The agreement establishes a milestone-based framework covering the potential siting, development, funding, construction, and commissioning of one or more MTF power plants in Italy, with multiple phases each to be gated by its own definitive agreement. It begins with site evaluation and selection, then moves through the identification of commercial opportunities, offtake agreements, and permitting and construction. Collaborative work on site feasibility is expected to begin immediately, with further phase-one work expected to begin in 2026, subject to agreement on definitive terms.

That phased, milestone-gated design is worth understanding clearly: a framework agreement is an agreement to work toward agreements. It is a meaningful commercial signal — a serious counterparty committing to evaluate real sites — but it is not a binding commitment to build a plant, and each subsequent phase depends on negotiating further definitive terms. For investors, the right way to read it is as an early step in a long deployment process, not a guaranteed power station.

"This agreement with Renexia represents another meaningful step toward exporting our practical fusion energy technology, developed in Canada, to the world," said General Fusion CEO Greg Twinney, noting that Renexia's role on General Fusion's Market Development Advisory Committee brings "valuable insight into the energy sector and what it takes to bring innovative technologies to market." Renexia CEO Riccardo Toto framed the rationale in market terms: "Energy demand is surging, and as Italy experiences high power costs, General Fusion's Magnetized Target Fusion has the potential to provide economical clean power."

Why Italy, and Why Now

Italy is a logical proving ground. The country carries some of the higher electricity prices in Europe, which sharpens the appeal of any technology promising economical, firm, carbon-free power, and it has clear decarbonization and energy-transition objectives the collaboration is explicitly intended to support. General Fusion's pitch has always been practicality — its MTF approach is designed to avoid superconducting magnets and high-powered lasers and to use existing, durable materials. A high-cost, decarbonizing European market is exactly where that "practical and economical" argument is meant to resonate.

The timing also matters for the company's broader narrative. General Fusion designed, built, and began operating LM26 — the first MTF demonstration machine at what it calls a commercially relevant scale — in under two years, and is targeting technical milestones of 1 keV, 10 keV, and ultimately the Lawson criterion. Pairing technical progress with a commercial strategy is the one-two punch a pre-commercial energy company needs to show: the science is advancing, and customers are beginning to line up.

How Investors Can Watch the Theme

Because General Fusion is still private, the most direct way to track it is the merger vehicle, with the broader "deploying clean, firm power" theme as context. Four names frame that spectrum — though each carries its own risk profile and none is a proxy for General Fusion. Spring Valley Acquisition Corp. III (Nasdaq: SVAC) is the vehicle itself: General Fusion has agreed to combine with it, after which the company is expected to trade as "GFUZ." Spring Valley vehicles have raised roughly US$920 million across four IPOs and previously completed combinations with NuScale Power Corporation and Eagle Nuclear Energy Corp. Its securities carry the usual SPAC risks — the deal still requires a shareholder vote and customary approvals; with no certainty it closes on the expected timeline or at all.

Enel S.p.A. (Borsa Italiana: ENEL) (OTC: ENLAY) is the Italian-deployment reference point: Italy's largest utility and one of the world's biggest power producers, it embodies the kind of large-scale clean-power operator that ultimately builds, owns, and runs generation in the electricity market General Fusion and Renexia are targeting. (Note that this Italian-utility reference, Enel, is distinct from oil-and-gas major Eni, which holds a separate fusion investment.) Constellation Energy (Nasdaq: CEG), the largest private-sector power producer in the U.S. and its biggest nuclear operator, illustrates the offtake model that deployment frameworks like this one may choose to rely on.

GE Vernova (NYSE: GEV) rounds out the set as the build-out enabler. The power-and-grid equipment leader reported a strong first quarter of 2026 and raised its full-year guidance amid surging demand for generation and electrification equipment — a reminder that regardless of whoever wins the race to new clean baseload, the companies that supply turbines, grid hardware, and electrification systems stand to benefit. Together these names map a theme — deploying firm, clean power at scale — in which General Fusion is trying to claim a differentiated, fusion-based place.

What to Watch Next

Three markers stand out. First, whether the immediate site-evaluation work leads to a phase-one definitive agreement in 2026. Second, the progression of milestone-gated phases — commercial opportunities, offtake, permitting — each of which must be separately negotiated. Third, the completion of the business combination with Spring Valley, the July 6, 2026, shareholder vote that is the next step to determining whether General Fusion becomes a publicly traded company, along with the required regulatory approvals. A framework agreement is a starting line; the value is in how many of those subsequent milestones actually convert.

SIGNAL OVER NOISE

Signal over noise. Fusion, clean-energy, and power-infrastructure headlines move fast — and the crowd often moves first. Eagle Eye is a real-time investor signal-intelligence platform that surfaces sentiment shifts, news flow, and trending tickers as they happen, so you see the move forming instead of reading about it later. See it at eagle-eye.dev.

CONTACT
Equity Insider
info@equity-insider.com

SOURCES

[1] General Fusion Inc., "General Fusion and Renexia Announce Framework Agreement for the Commercial Deployment of Fusion Power in Italy," June 24, 2026.

[2] General Fusion Inc., "General Fusion Achieves Compressional Plasma Heating with LM26 Magnetized Target Fusion Machine," June 22–23, 2026.

[3] Spring Valley Acquisition Corp. III, business combination disclosures; SEC Form F-4 declared effective June 12, 2026; definitive proxy statement, June 12, 2026.

[4] Enel S.p.A. (Borsa Italiana: ENEL; OTC: ENLAY), corporate disclosures, 2026.

[5] Constellation Energy Corporation (Nasdaq: CEG), Q1 2026 results and long-term power agreement disclosures, May 2026.

[6] GE Vernova Inc. (NYSE: GEV), Q1 2026 results and raised 2026 guidance, April 22, 2026.

Disclaimer:

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice, nor are we licensed under U.S. or Canadian securities laws. The content in this report or email is not provided to any individual with a view toward their individual circumstances. Nothing in this publication should be considered as personalized financial advice, and no communication by our employees to you should be deemed as personalized financial advice. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

USA News Group is a wholly-owned subsidiary of Market IQ Media Group Limited, a company incorporated under the laws of Ireland ("MIQL"). This article is being distributed by USA News Group on behalf of MIQL. MIQL, in turn, has been paid a fee for advertising and digital media by Creative Direct Marketing Group ("CDMG"). CDMG has been retained by General Fusion, pursuant to a services agreement, to provide various marketing and advertising services for an aggregate fee. This article was prepared and published pursuant to that services agreement. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQL does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (Nasdaq: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company. This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a paid digital media distribution.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding the potential benefits of the framework agreement with Renexia, including its potential to support Italy's decarbonization and energy transition objectives and to serve as a means of exporting General Fusion's technology; the settlement and execution of definitive agreements for future stages of the work program contemplated under the agreement; the intended roles and contributions of Renexia and General Fusion; the possible siting, development, funding, construction, and commissioning of one or more MTF power plants, including the evaluation, selection, and potential use of a site; the closing of the transactions (the "Proposed Business Combination") contemplated by the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (as amended, the "Business Combination Agreement"); SVAC's, General Fusion's, or their respective management teams' expectations concerning General Fusion's plan to go public through the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; and statements regarding the current and expected results of General Fusion's LM26 program; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the management team of each of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  These risks and uncertainties include, but are not limited to, the risk that the parties are unable to agree on the terms of a definitive agreement for the identification and evaluation of a potential site; that the parties are unable to complete due diligence and the acquisition or leasing of any proposed site; that the parties are thereafter unable to agree on the scope, timing, budgets and other terms for the development, permitting, funding, construction, and commissioning of an MTF power plant in Italy; that the parties are unable to negotiate and enter into definitive agreements with third parties in connection with the funding, permitting, construction, commissioning, and operation of an MTF power plant in Italy; that the parties are unable to secure required capital, permits, approvals, equipment, and services; that demand, interest, and the regulatory environment for fusion energy in Italy develop in a manner adverse to the objectives of the agreement; that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; the risk that the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals are not satisfied or waived; the risk that there occurs any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the risk that the announcement or pendency of the Proposed Business Combination has a negative effect on General Fusion's business relationships, performance, and business generally; the risk that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; the risk of legal proceedings against General Fusion or SVAC related to the Proposed Business Combination; the risk that the anticipated benefits of the Proposed Business Combination are not realized; the risk that the combined entity is unable to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; the risk that the price of the combined entity's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; the risk of changes in the laws and regulations governing General Fusion's research and development activities; the risk that General Fusion fails to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; the risk of the effects of climate change, extreme weather events, water scarcity, and seismic events, and that strategies to deal with these issues are not effective; the risk of fluctuations in currency markets; the risk that General Fusion is unable to complete and successfully integrate any future acquisitions; the risk of increased competition in the fusion industry; the risk of supply chain disruptions and that materials are in limited supply; and the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither General Fusion nor SVAC presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings and potential filings by General Fusion, SVAC, or the combined company resulting from the proposed transaction with the U.S. Securities and Exchange Commission (the "SEC"), including those described under the heading "Risk Factors."

General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as required by applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC jointly filed with the SEC a registration statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the SEC. SVAC mailed copies of the Proxy Statement/Prospectus to SVAC's shareholders as of the record date of June 12, 2026. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Proxy Statement/Prospectus, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Proxy Statement/Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Shareholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and General Fusion and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.